UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number 001-38072

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NexGen Energy Ltd.

(Translation of registrant's name into English)

Suite 3150, 1021 – West Hastings Street
Vancouver, B.C., Canada V6E 0C3

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐ Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

.

EXPLANATORY NOTE

This report on Form 6-K/A filed by NexGen Energy Ltd. (the “Company”) amends the Company’s report on Form 6-K furnished with U.S. Securities and Exchange Commission on May 2, 2018 solely to update the filing to include the correct filing signatory. Specifically, we incorrectly listed M. Joanna Cameron, former Vice President Legal and General Counsel as the signatory.

Other than the correction of the filing signatory, no part of the Form 6-K filed on May 2, 2018 is being amended.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on May 3, 2018.

NEXGEN ENERGY LTD.

/s/Bruce Sprague
Name: Bruce Sprague
Title: CFO and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description

99.1	News Release dated May 2, 2018 - NexGen Makes Significant New Discoveries of Near Arrow Mineralization Northwest and Along Strike in Winter Drill Campaign